Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

March 6, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 71

Prospect Cyclical Momentum Portfolio, Series 1

File Nos. 333-201609 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 71, filed on February 23, 2015 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Prospect Cyclical Momentum Portfolio, Series 1 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

            1. The Trust’s name is Prospect Low Priced Oil & Gas Opportunity Portfolio, Series 1, which suggests investment in the oil and gas industry. Please revise the 80% test under the “Principal Investment Strategy” section so that the Trust invests at least 80% of its total assets in companies in the oil and gas industry.

            Response: The Trust has revised its name to Prospect Cyclical Momentum Portfolio, Series 1. Accordingly, the disclosures have been revised to reflect the new name and strategy.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren